
October 3, 2024

Pierre R. Breber
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

   **Re: Chevron Corporation**
     **Form 10-K for Fiscal Year Ended December 31, 2023**
     **Response dated August 7, 2024**
     **File No. 001-00368**

Dear Pierre R. Breber:

  We have reviewed your August 7, 2024 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 15. Exhibit and Financial Statement Schedules
Notes to the Consolidated Financial Statements
Note 24. Other Contingencies and Commitments, page 97

1.  Your response states that the decommissioning liabilities were transferred to each of the buyers and the asset retirement obligations were derecognized by the Company at the time of the respective sales. In addition to the assets sold to Cox in 2015 and Fieldwood in 2016, we note Cox and Fieldwood acquired additional assets previously owned by Chevron through subsequent acquisitions. Please quantify the amounts derecognized for each of the sales included in the appendix.

2.  Your response indicates that "In December 2023, a subset of producible leases from the Cox Debtors' estate was sold to a third party, but in a lesser amount than the Company had anticipated, potentially indicating more decommissioning obligations than anticipated reverting to the Company." Please address the following:

    • Describe for us the "subset" of producible leases from the Cox Debtors' estate and how that "subset" related to the entire Cox Debtors' estate;

    • Tell us the amount for which the "subset" of producible leases was sold and the sales amount that you had anticipated prior to the sale;

    • Tell us the amount or range of decommissioning obligations you had anticipated reverting to the company prior to the sale of the "subset" of producible leases;

    • Tell us when and how the amount or range of decommissioning obligations you had anticipated reverting to company was first estimated; and,

    • Tell us whether and when the amount or range of decommissioning obligations you had anticipated reverting to the company was communicated to the board of directors or a committee or subcommittee thereof.

3.  Regarding the Cox bankruptcy, your response highlights disclosure added to the 2nd quarter 2023 Form 10-Q MD&A after "the company determined that this uncertainty should be disclosed to investors." Given your stated purpose for adding the disclosure, and in view of the fact that it was added specifically in response to the Cox bankruptcy, explain to us why you believe the added disclosure, which does not include any mention of the Cox bankruptcy or describe the specific details of the underlying matter, satisfies either your stated purpose for adding it or the requirements of Item 303 of Regulation S-K.

4.  As described in your response, the risk factor disclosure you provided regarding the potential return to you of liabilities associated with divested assets remained unchanged from 2015 until the filing of your 2023 Form 10-K. Please explain to us your basis for concluding that the unchanged risk factor was adequate and should not have been updated in periodic reports filed in 2023 after Cox declared bankruptcy. Refer to Item 105 of Regulation S-K and Part II, Item 1-A of Form 10-Q.

5.  In your response, you state that following the 2015 sale to Cox and the 2016 sale to Fieldwood, escrow accounts were established to receive payments from the purchasers (based on a percentage of monthly revenues) to fund future decommissioning activity on the leases. Please provide us with further details regarding the escrow accounts addressing the following points:

    • Explain why the establishment of escrow accounts to fund future decommissioning activity following the 2015 and 2016 sales was necessary and clarify if the establishment of these types of escrow accounts is common practice by you and your industry peers when entering into sales of oil and gas properties.

- Tell us how the percentage of monthly revenues was determined and negotiated between you and the purchasers, providing details sufficient to understand whether the negotiated percentage was based on an estimate of the underlying decommissioning liabilities.

- Clarify your rights to the amounts accumulated in the escrow accounts and explain how a lapse of funding to the escrow accounts impact Chevron. To the extent there was a lapse in funding, tell us when this occurred and how it factored into your consideration of whether a loss was reasonably possible.

- Tell us the balance of the escrow accounts as of the dates that Cox filed for relief under Chapter 11, and how the balances compared to your estimates of the decommissioning liabilities that you would assume at that time, if any.

- Tell us how the escrow account balances were factored into your calculation of the $1.9 billion charge taken in December 2023.

Please contact Myra Moosariparambil at 202-551-3796 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation